ARKEMA

RECEIVED

2007 JAN 11 A 9:

OFFICE OF I... CORPORATE ...

January 9th, 2007

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA

07020281

Rule 12g3-2(b) Exemption
File No. 082-34965

SUPPL

Dear Sir or Madam,

Enclosed is information ARKEMA :

- made or is required to make public under French law;
- filed or is required to file with and which is made public by Euronext Paris; or
- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g3-2 of the Securities Exchange Act of 1934, as amended (***the Exchange Act***), with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that ARKEMA is subject to the Exchange Act.

Yours sincerely,

PROCESSED
JAN 1 7 2007
THOMSON
FINANCIAL

Vice President Investor Relations

Frédéric GAUVARD

ARKEMA
4-8, cours Michelet
92091 Paris La Défense
Tél. : +33 (01 49 00 80 80 Fax : +33 (01 49 00 83 96

ARKEMA

Enclosed documents

- Press release : "Proposed future of the Soveplast Chantonnay industrial site"

ARKEMA

RECEIVED

2007 JAN 11 A 9:1

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Press release
Communiqué de presse

Paris, January 9th 2007

Proposed future of the Soveplast Chantonnay industrial site

The management of Soveplast's Chantonnay facilities (France / Vendée) has today presented to the Works Council a project for the future of its activities designed to restore the site's competitiveness by optimizing its organization and investing into the development of new products.

The competitiveness of Soveplast's Chantonnay industrial site is being adversely affected primarily by the complexity of its production range which is undermining its results, as the corresponding manufacturing costs can no longer be passed on to sales prices in today's highly competitive markets.

Under these conditions, in order to restore the competitiveness and ensure the long-term future of the site, plans are being drawn up to close down those productions with the weakest margins. Meanwhile, high added value activities would see their profitability boosted by development investments and by the introduction of a targeted sales policy.

Additionally, to reduce operating costs, the central services of the Chantonnay site would be merged with those of the nearby Sablé-sur-Sarthe site.

The project would result in the loss of 28 jobs on the Chantonnay site. The management is committed to drawing on all necessary resources to promote the redeployment, internally or externally, of all employees affected by job losses.

A wholly-owned subsidiary of Arkema's Alphacan Pipes and Profiles Business Unit, Soveplast produces PVC profiles for the manufacture of window shutters, window blinds, and garage doors.

A world-class chemical concern, Arkema combines three strategically related, integrated businesses: Vinyl Products, Industrial Chemicals and Performance Products. With operations in more than 40 countries and 18,400 employees, the company reported revenue of €5.7 billion in 2005. Leveraging six research centers in France, the United States and Japan and internationally recognized brands, Arkema holds leadership positions in each of its principal markets.

CONTACTS :

Frédéric Gauvard	Tel. : +33 1 49 00 82 53	Fax : +33 1 49 00 50 24	E-mail : frederic.gauvard@arkema.com
Sophie Fouillat	Tel. : +33 1 49 00 86 37	Fax : +33 1 49 00 50 24	E-mail : sophie.fouillat@arkema.com